PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

November 1, 2017

The Board of Directors
Prudential World Fund, Inc.
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Jennison Global Opportunities Fund

To the Board of Directors:

PGIM Investments LLC (PGIM Investments) has contractually agreed, through February 28, 2019, to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, transfer agency expenses (including sub-transfer agency and networking fees), taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), interest, acquired fund fees and expenses, brokerage, extraordinary expenses and certain other expenses, such as dividend, broker charges and interest expense on short sales) of each class of shares to 0.84% of the Fund’s average daily net assets. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to February 28, 2019 without the prior approval of the Fund’s Board of Directors.

Very truly yours,

PGIM INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President